

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2018

Isaac Israel
Chief Executive Officer
Kitov Pharma Ltd.
One Azrieli Center, Round Tower
132 Menachem Begin Road, Tel Aviv 6701101
Israel

>   **Re: Kitov Pharma Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed July 16, 2018**
>   **File No. 333-226195**

Dear Mr. Israel:

    We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form F-3

General

1.   We note that you relied on General Instruction I.B.5 to Form F-3 to conduct your registered direct offerings in June 2018 and July 2017. Because the aggregate number of shares sold by you to the selling shareholders in the registered direct offering and the private placement exceeds the limitation in General Instruction I.B.5, it does not appear that you are eligible to rely on General Instruction I.B.3 to Form F-3 to register the resale of the ADSs underlying the warrants. Refer to Securities Act Form C&DI 116.25. Accordingly, with respect to the resale of these ADSs, please amend your registration

statement to a form on which you are eligible to conduct a primary offering of securities with a market value of the securities that you have attempted to register on Form F-3. Alternatively, provide us with an analysis supporting your eligibility to use Form F-3 to register the resale of these ADSs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Rick Werner